Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

The following are excerpts from the transcript of the Zimmer Holdings, Inc. Third Quarter 2014 Earnings Call held on October 23, 2014:

David C. Dvorak, President and Chief Executive Officer

We also made progress with integration planning for our pending combination with Biomet. We continue to be excited about the compelling strategic and financial rationale underlying this combination. In addition to commercial and operational synergies, our combined entity will possess enhanced capabilities and resources for research and development, allowing us to more rapidly and efficiently bring a broad portfolio of musculoskeletal products, technologies and services to market. We remain focused on integration planning efforts around the transaction, which we expect to close in the first quarter of 2015.

James T. Crines, Executive Vice President, Finance, and Chief Financial Officer

Our global strategic sourcing initiative, as well as go-to-market and distribution optimization efforts, continue to drive improved productivity and year-over-year savings in certain spend categories. In the quarter, the company reported pre-tax charges of $66.9 million in special items; $3.8 million in cost of products sold pertaining to global restructuring, quality and operational excellence initiatives and recent acquisitions; and $10.5 million of interest and upfront financing costs associated with the pending Biomet transaction. Adjusted third quarter 2014 figures in the earnings release exclude the impact of these charges.

Our adjusted effective tax rate for the quarter was 24.7%, which is 70 basis points favorable when compared to the prior year, due to a favorable change in estimates associated with certain income tax returns that were finalized in the quarter. Our reported effective tax rate for the quarter was 27.3%, due mainly to certain non-deductible expenses connected with the pending Biomet merger.

As indicated in our earnings release, to arrive at our anticipated reported GAAP earnings per share, you should subtract total charges for special items and certain claims of $250 million and $70 million of Biomet transaction-related expenses on a pre-tax basis, or approximately $1.40 per share.

Before I finish, I would like to make a few modeling comments relating to our proposed combination with Biomet. I want to reiterate that the previously announced guidance regarding accretion and adjusted cash earnings per share applies to the first 12 months following the closing of the deal. With that in mind, we continue to expect accretion and adjusted cash earnings per share to be between $1.15 and $1.25 on approximately 207 million fully diluted shares.

To arrive at this fully diluted share count, add the 32.7 million shares comprising the equity portion of the consideration for the deal to our projected ending diluted share count of approximately 173 million shares, as well as an additional 1.3 million shares anticipated to be issued pursuant to our employee equity programs. Finally, please note that our guidance does not include any impact from any other unforeseen events.

David C. Dvorak, President and Chief Executive Officer

For the balance of 2014, we’ll be committing significant energy to the ongoing integration planning for our pending combination with Biomet, while continuing to deliver a compelling value proposition to patients, providers and healthcare institutions and the $45 billion musculoskeletal market.

QUESTION AND ANSWER SECTION

Operator: Our next question comes from the line of Bob Hopkins with Bank of America Merrill Lynch.

<Q – Robert A. Hopkins – Bank of America Merrill Lynch (US)>: So on the Biomet transaction, thanks for the details. I just wanted to ask two things. First, sort of qualitatively, I was wondering, David, if you could comment on how the integration’s going generally or how the early part of the integration’s going generally. Are you having good conversations with the distributors, just your confidence level?

And then maybe Jim, more quantitatively, I appreciate your comments on the synergies and the share count and frankly, that’s the kind of thing that I think a lot of people are modeling. And as I see it, the Street consensus for 2015 on a cash basis, assuming that Biomet closes in Q1, is in the high $7 area, $7.80, $7.85, somewhere in that range. And I was just wondering if you could comment on, is that a range that you’re relatively comfortable with at this point, given what you’re seeing in the business today?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: I’ll pick up with the first part of your question, Bob. This is David. We’re very, very pleased with the integration planning as it relates to the combination. I will tell you that the chemistry of the groups has been terrific. The energy level has been extremely high. We’ve had opportunities and part of this is enhanced by the co-location benefit of the headquarters, but I would tell you, globally, leaders have set a very good tone, a very constructive tone of the integration planning work and that’s cascaded down as these teams have expanded to all levels of the organization.

I think that part of that is just a credit to the leadership and the Biomet leaders in particular, I want to applaud their efforts. It’s very commendable the approach that they’ve taken, but I would tell you that the other element of it that one can’t fake at some level is just the underpinnings and premises for the deal are unmistakable to folks. As they get into the planning and look at the benefits of combining these portfolios, combining the R&D efforts, the strength of the combined distribution channels, and on and on, one can clearly see that this is going to be a leadership position that can make a big difference for all stakeholders involved. And that is establishing the positive tone in combination with the approach that the leaders are taking. So we’re right on track, if not ahead of the planning efforts, relative to what we were anticipating or looking to achieve going back to the announcement date in April.

And on the distribution side in particular that you referenced, I think that’s gone really well because, at the sales level, they can see the benefits of the combined portfolios, and they can understand the logic to the combined R&D efforts, and what a difference that can make in the environment that we’re going to be operating in, and the differentiated opportunity that we’re going to have to provide better solutions to enhance patient outcomes, and to do that in an increasingly cost-efficient way for the customers and help shape how those solutions are delivered to the marketplace. So all is on track, if not ahead of schedule, and I would tell you that the tone and the attitudes are even more positive than what I had hoped for.

<A – James T. Crines – Zimmer Holdings, Inc.>: And, Bob, this is Jim. Understanding that we have not provided top and bottom line guidance for calendar year 2015, we’ll do that at the closing of the deal for the combined enterprise. Ahead of that, we would plan to continue to provide guidance on Zimmer on a standalone basis. I will say that – we understand there’s a wide range of estimates that are out there for the combined enterprise, some of which may assume that the closing takes place early in the first quarter, other that they assume the closing takes place later in the first quarter. And that range will certainly tighten as we provide more specific guidance. But I’m not at all uncomfortable. I think, by and large, the analyst community has taken the $1.15 to $1.25 in accretion and cash earnings per share and built that into the assumptions that they’re making at this stage.

<Q – Robert A. Hopkins – Bank of America Merrill Lynch (US)>: Okay. So there’s nothing that you would point out that would be things that we would need to consider as we’re kind of modeling in that sort of a range? Do you think we’re missing any major pieces? It just comes down to the timing of the close. And so I’m just trying to get a sense from you, are there things that you think we’re not considering that we should be?

<A – James T. Crines – Zimmer Holdings, Inc.>: Well, again, the timing of the close is a pretty big assumption. It’s whether or not you assume it’s going to be at the beginning or the end of the first quarter. We provided a bit more detail on average shares in my scripted comments. That’s not something we had done earlier and are doing that in an effort to provide as much detailed support as we can at this stage.

Operator: Our next question comes from the line of Mike Weinstein with JPMorgan.

<Q – Mike J. Weinstein – J.P. Morgan Securities LLC>: Thank you. Let me start with the 2.25% revenue guidance for the year. Maybe just give us your thoughts. And I obviously recognize you’re not guiding yet, but if you think about the company pro forma for Biomet, Biomet’s grown just this last quarter organically, if you adjust for their acquisition, slightly faster than that. Can you just talk about how you think about revenue growth with this company pro forma? And then I was hoping you could spend a little bit of time on the money you’re setting aside to lock in distribution. If you could tell us a little bit more about that and how extensive it’ll be, that’d be great. Thanks.

<A – James T. Crines – Zimmer Holdings, Inc.>: Sure, Mike. This is Jim. I would just go back to the guidance we provided when we announced the deal. That expectation that in the short-term, the combined enterprise, we would expect to be growing in line with market, understanding that there could very well be some disruption as the sales channels are getting integrated, but just believe that we have significant opportunities with respect to cross-selling that can offset any revenue loss that we might experience as the sales channels are being integrated.

Now, to what the market growth will be globally in 2015, we’ll provide some color on that when we come out with 2015 guidance, somewhere in the range of low- to mid-single digits, but we’ll be more specific about that when we come out with that guidance in January.

<Q – Mike J. Weinstein – J.P. Morgan Securities LLC>: And then on the money set aside, I think there’s a proxy, Jim or David, whoever wants to take this, I think there was $87 million set aside for what I think was classified as distributor and management retention. Can you just talk about how extensive, basically, the pay to stay will be and the agreements that you are coming to with some of the distributors, would those be one-year agreements, two-year agreements? If you can give us some visibility on that, that’d be great.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Sure. And all that integration planning is ongoing at this point in time, Mike. I think that the disclosure that you’re referencing are the plans that were put in place by Biomet. And so that disclosure is as specific, I guess, as anything that’s out there publicly. Those were programs that were designed, really pursuant to the negotiation process and the diligence process and we were very supportive of, but Biomet management and board’s decision to put those programs in place. I think that they continue to serve that entity well from whatever we can see within the marketplace.

The balance of the cost of those integrations are just lumped up at this point in time and the best estimates we had at the time of the announcement, Mike, is what the integration cost would be. We put that out there as just being a certain multiple of the anticipated net synergy benefits, but we’ll be able to firm up those numbers as we lock down the plans. And I’d be really confident that by the time the closing rolls around, we’re going to be able to give you really specific guidance as to what the all-in integration numbers are going to look like and the pace of retrieving the benefits of the synergies, et cetera.

<Q – Mike J. Weinstein – J.P. Morgan Securities LLC>: Okay. And I would say that, as you guys get closer to it, if you could try and give the Street some visibility into the types of agreements you’re reaching with the distributors, that would obviously help us gain some comfort in the dis-synergy risk that everybody’s been talking about.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yeah, noted, Mike, and we’ll do that consistent with the lockdown of those plans.

Operator: Our next question comes from the line of Matt Taylor with Barclays Capital.

<Q – Matthew C. Taylor – Barclays Capital, Inc.>: Hi. Thanks for taking the question. Wanted to ask one just about the integration and the performance this quarter. So, I guess one of the trends in the quarter and recently is some of those non-recon businesses that you have, have been growing more slowly. The hip and knee businesses had a pretty good quarter this quarter. But you referenced before that you see a lot of cross-selling opportunities. And, I guess, can you talk about the differences that you see between combining the large recon business versus combining some of those other ones? Do you expect more commercial synergy than those other businesses that may be sub-scale at Zimmer and Biomet?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yeah, that’s a great question. I would tell you that, as you look at the portfolios, there are significant opportunities in all product categories, Matt. I think that the complementary natures within large joints might from the outside world appear to be a bit more nuanced because both of these companies have fairly comprehensive portfolios to begin with. But those nuances can make a big difference to the sales force as well. And I tell you, some of the product fairs that we’ve had consistent with the diligence and integration planning have revealed opportunities that have the sales forces on both sides very excited within the large joint side.

It really takes on a bit of a different dimension when you get into the smaller businesses that you referenced, however, because those businesses for each company have been challenged by scale historically and when you bring the product portfolios together, on day one, you have some really significant enhancements where there are material gaps that get filled, but then, very, very importantly, there are kind of a couple of other big benefits to the combination as it relates to those businesses that include the capability to have much more scale for R&D pipelines.

So the cadence of what’s going to come out of the development effort is going to be much, much more regular for those smaller businesses. We’re going to be able to get to the point where we have scale, very competitive portfolios, and then we’re reinvesting in those portfolios and keeping the sales force engaged, excited, and getting out ahead rather than filling gaps which is kind of the trap that you end up stuck in if you’re sub-scale. So I think that dynamic changes in a very material way.

And then secondly, the thing I would point you to is just the capability to build out specialized sales forces at the rep level, for instance, in those different product categories, which, again historically because of the skill challenges, has been difficult for either company to do fully, but we really do see our way towards being able to build out specialized sales forces at the rep level, wherever that makes sense, wherever that customer call point justifies that kind of an investment. So that’s going to put us in a much stronger position, the combined product bag, and the focused sales forces going forward.

Operator: Our next question comes from the line of Joanne Wuensch with BMO Capital Markets.

<Q – Joanne K. Wuensch – BMO Capital Markets (United States)>: [I]n terms of the merger, could you remind us of when the deadlines are for various regulatory rulings? And if there’s any way to give us some qualitative update on how those conversations are going, that would be appreciated, thank you.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Sure. The timelines that we’ve put out and updates publicly are what there is to say about that formally. There’s a bit more of a formalized chronology that’s been put out between now and the coming weeks and through the month of March even, in the case of the European filing. The U.S. process is ongoing and a little bit more of a rolling basis. We’re making good progress.

And the thing I would just say by way of general characterization is, that process is tracking absolutely consistently with the diligence that we did prior to announcing the deal and what we articulated at the time of the deal announcement back in April. So everything’s running on course and, from a timing perspective, consistent with our expectations leading us to just reiterate that we have the belief that we’ll close the deal in the first quarter of 2015.

Operator: Our next question comes from the line of Derrick Sung with Bernstein Research.

<Q – Derrick Sung – Sanford C. Bernstein & Co. LLC>: Hi. Thanks for taking my question. I think we’re all trying to get a sense of the industry landscape and what that’ll look like post-consolidation, and one of the perspectives that we haven’t heard too much from is what the hospital customers are thinking and telling you about the impending consolidation. And so, I was just wondering if you could maybe share some color on your conversations with the hospitals and the hospital administrators and what they would say about the impending merger that you’re going to be undergoing.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yeah. I think that the conversations we’ve had in that regard have been positive at this point, Derrick. We probably have had more conversations at the surgeon level – or I have been involved in more conversations at the surgeon level than necessarily the administrative level.

But here’s the thing that the administration and, increasingly as time progresses, the surgeons care a lot about – providing better solutions for the patients but finding a way to do that in an increasingly cost-effective way. And I’ll tell you the message that resonates with the administration side deeply is how can we develop deeper and deeper partnership than we’ve had historically to bring those solutions about in an increasingly cost-effective way.

The broad musculoskeletal portfolio and innovation within systems, but, as well, comprehensive solutions and integrated services is of high interest to the administrative leaders within those institutions. And that’s an area where I think we’re going to be able to put a lot more effort and a lot more resources behind and look to collaboratively construct solution and service offerings that can achieve objectives on both of those fronts, provide better patient solutions and do that in an increasingly cost-effective way.

And it just makes sense when you think about some of the reforms that are taking place. Pick a market around the world, but here in the United States, the reforms that are being driven by the ACA with the delivery model changes, whether it’s ACO or bundling, give these administrators much more of a reason to become in tune in advance of readmission charges and complications coming back to impact their P&Ls.

And I think that this is a good thing. I think it’s going to be a good thing for patients because it’s going to allow us to come [audio gap] in these more comprehensive partnerships to provide these solutions and to work towards a common goal of getting it right for that patient in the short, intermediate and long term.

<Q – Derrick Sung – Sanford C. Bernstein & Co. LLC>: Great. Thanks. That’s helpful. And as a follow-up, just wanted to get your views of the global market trajectory in the context of the accretion from the Biomet deal that you’re guiding to. So I guess, Jim, how sensitive is that accretion guidance that you’re providing to whether the global markets end up growing in the low-single digits versus mid-single digits and maybe just any additional color you can provide to us, just on your global view of the markets, would be helpful. Thanks.

<A – James T. Crines – Zimmer Holdings, Inc.>: Sure. We said with the announcement I pointed out earlier, our expectation is the combined enterprise will be able to grow in line with the market in the short-term. And again, we’ll give sort of more specific color on what we think that is in our fourth quarter call towards the end of January.

This is a market – although I would acknowledge that this is a market that has grown in, as we’ve said, in a range of low to mid-single digit, as you well know, this is a high margin business. There’s certainly opportunity as you’re growing at the higher end of that range for the accretion to be at the higher end of the range that we guided to. But I would tell you that within that range, we’re very comfortable with the $1.15 to $1.25 accretion and adjusted cash earnings per share because, at the end of the day, it’s really a function of the acquired operating earnings, offset by the interest costs on that financing and the dilution associated with the additional shares that are getting issued in connection with the transaction.

So as long as Biomet continues to perform the way that they have into the close, and the acquired operating earnings are somewhere in line with what we sort of expect them to be as we put that model together – and we have no reason to believe at this point that they won’t be – I think, Derrick, I would tell you we continue to have a high degree of confidence around the guidance that we’ve provided on accretion.

Operator: Our next question comes from the line of David Lewis with Morgan Stanley.

<Q – David R. Lewis – Morgan Stanley & Co. LLC>: Good morning. Maybe just two quick questions. First, Jim, just a question on margins. If you look at this quarter, there’s been five consecutive quarters of EBIT margin improvement. So I just wonder, what’s the sustainability of that trend and your ability to complete your cost program as you head into Biomet? And related to that margin question – I have a follow-up for David as well – the gross margin has not been a source of upside here, but given the pricing environment, is flat GM the best we can hope for? So those two questions on margins, and then a follow-up for David.

<A – James T. Crines – Zimmer Holdings, Inc.>: Sure. We’re going to continue to drive hard on the operational excellence initiatives. There’s still a lot of work to do, I would tell you, David, and then a lot of opportunity in front of us and, if nothing else, those programs, specifically those associated with manufacturing, have to offset the impact of any price erosion that we continue to experience on the top line. And we have confidence that they will, but we believe that the opportunity could very well go beyond that to the point where, particularly as we see more stability in pricing trends, we could potentially see some expansion of the gross margin.

With respect to operating costs, some of what we’re doing, some of what we have planned in the way of ‘innovate and improve’ initiatives to drive towards the $400 million of savings by 2016 as a standalone enterprise, will get incorporated into and added on to the synergy targets that the teams are driving across for the combined enterprise. So we have, as we’ve pointed out, I think, at the time of the announcement, I think, good visibility to exactly where we’ll be going into the close, and good visibility into where those additional opportunities are and what we need to do to drive towards more efficiency in the administrative functions as well as in the operating functions.

<Q – David R. Lewis – Morgan Stanley & Co. LLC>: Okay. And then, David, just a quick question on FTC. Over the last several years, the FTC and EU have become increasingly coordinated, but they obviously are independent entities. But you’ve been clear in this first quarter 2015 close – no change in timeline. I think a lot of investors are focused on what we’re going to hear this year. So what’s the likelihood that we hear something from the FTC before we hear from the EU in the first quarter on any possible remediation? Thank you.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: I think that we’re just – the process, the way that it has worked from the point of initiation just naturally sets up a circumstance where the U.S. process is ahead of the EU process. And so it’s more likely that we’ll progress to the point of clarification in the U.S. than the European side of things, as far as the forecast between now and the balance of the year. But obviously, we’ll keep people posted as we make progress.

Again, things are tracking very consistently with our original analyses and nothing’s changed in the many months that we either were evaluating this area of the deal or executing our plans to seek those clearances. So we’re very optimistic that we’re going to land where we need to land and get the deal closed in the first quarter of 2015.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on

Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.